Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated May 11, 2023
Relating to Preliminary Prospectus Filed May 11, 2023
Registration No. 333-264165

STRONG GLOBAL ENTERTAINMENT

Proposed NYSE American: SGE

INVESTOR PRESENTATION

SPRING 2023

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Strong Global Entertainment, Inc. ("we", "us", "our" or the "Company") has filed a registration statement (file No. 333-264165) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") including a preliminary prospectus dated May 11, 2023, for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

We obtained the industry, market and competitive position data in this presentation from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

FORWARD LOOKING STATEMENTS

This presentation may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this presentation that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form S-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time-to-time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

OFFERING SUMMARY

Issuer	Strong Global Entertainment, Inc.
Proposed Listing / Symbol	NYSE American / SGE
Expected Offering Size	$5,000,000 (not including 15% overallotment option)
Expected Price	$5.00 per share
Class A Common Voting Shares ("Common Shares") Offered	1,000,000
Over-Allotment Option	15%
Use of Proceeds	General corporate purposes which may include: • Capital expenditures, including those related to a potential expansion of the Joliette Plant • Operational purposes and working capital purposes to: ○ Accelerate growth in our new content business ○ Expand our cinema screen and services offerings • Potential acquisitions in complementary businesses
Sole Book-Runner	ThinkEquity



STRONG
GLOBAL ENTERTAINMENT

SCREENS

STRONG
MDI SCREENS

SERVICES

STRONG
TECHNICAL SERVICES

CONTENT

STRONG
STUDIOS

KEY THEMES

- **Positioned to be a Leader in the Entertainment Industry**
  - **Long-term relationships** – exclusive with top operators

- **Revenue Accelerating - Industry Tailwinds**
  - **Box office revenues up 64% in 2022[1]**
  - Content flowing back to cinemas



Revenue Growth
(in millions)
$4.6
$5.8
$5.8
$9.8
$9.7
$8.8
$9.9
$11.5
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

- **Next Generation Technology**
  - Laser upgrades – **multi-year growth catalyst**

- **Expanding Growth Opportunities**
  - **New products and services** – geographic expansion
  - Launch of **Strong Studios** extends brand into streaming universe

- **Potential to Accelerate M&A Growth**

[1] *boxofficemojo.com*, 2023

NEW RELEASES CONTINUE TO SET RECORDS

- ***Avatar 2: The Way of Water*** ranks in the top 10 of highest grossing films globally of all time
- ***Spider-Man: No Way Home*** ranked #3 top grossing films domestically[2]
- Industry analysts are predicting movie theaters to ***rebound to near pre-pandemic levels by 2023***


AVATAR2
A JAMES CAMERON FILM


SPIDER-MAN
No Way Home








ROBUST BLOCKBUSTER SLATE CONTINUES INTO 2023

[1] *Variety*, January 2023
[2] *ABC News*, February 2022
[3] *Variety, August* 2022

STRONG GLOBAL ENTERTAINMENT

POISED TO CAPITALIZE ON INDUSTRY RESURGENCE

Domestic box office receipts during 2022 **increased approximately 64% over 2021**[1]



Domestic Box Office Trend
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
1,000
900
800
700
600
500
400
300
200
100
0
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Est 2024 Est
Gross Box Office (Billions)
Releases

Graph Sources
2010-2022: *boxofficemojo.com*, 2023
2023: *thenumbers.com*, February 2023
2024: *S&P Global Market Intelligence*, July 2022

BOOST FROM STREAMING SERVICES

In March 2023, **Apple announced plans to spend $1 billion a year on theatrical releases**[2]

In November 2022, **Amazon announced plans to invest $1 billion a year on theatrical film releases**[3]

Cinema Foundation predicts **Box Office** Surge in 2023 thanks to **50% increase in Wide Releases**[4]

[1] *boxofficemojo.com*, 2023
[2] *Bloomberg*, March 2023
[3] *CNBC*, November 2022
[4] *The Wrap*, March 2023

VALUED PARTNER OF WORLDWIDE LEADERS

Circuits	Country / Countries	Screens	Sites	Customer	Exclusive
AMC Entertainment Holdings, Inc. [1]	US	7,712	591	✓	✓ [3]
Regal Cinemas (Cineworld Group PLC) [1]	US	6,474	478	✓	
Cinemark Holdings, Inc. [1]	US	4,392	318	✓	✓ [3]
Cinepolis [2]	US & Mexico	4,271	509	✓	
Cineplex Entertainment LP [1]	Canada	1,641	158	✓	
Marcus Theaters Corp. [1]	US	1,053	84	✓	✓ [4]

[1] *The Cinema Foundation - State of the Cinema Industry*, March 2023.
[2] *Cinepolis*, February 2023.
[3] Customer is exclusive for screen products in the United States.
[4] Customer is exclusive for screen products and technical services in the United States.


TRAUMPALAST
TRAUMPALAST

BREAKING BOUNDARIES

Strong/MDI Produces Largest Screens in the World

STRONG
GLOBAL ENTERTAINMENT

LEADER IN PREMIUM SCREENS



- **80,000 square-foot** facility in Quebec
- **ISO certified**
- **Twin 90-ft-high screen coating towers** – Producing the largest premium format screens
- **In-house optical coating development and production**


LASER
AT amc
LASER PROJECTION BY
cinionic


LASER. LIKE YOU'VE
NEVER SEEN.
LASER PROJECTION BY
cinionic
EXPERIENCE IT AT
CINEMARK

LASER UPGRADE CYCLE REPRESENTS MULTI-YEAR CATALYST FOR SCREENS & SERVICES

- **HGA ReAct 1.4 screen** specially designed and engineered for high output laser projection systems
- Preferred supplier to **Cinionic**, the world's leading provider of laser cinema solutions[1]
- **AMC** announced laser upgrades in 3,500 of its U.S. auditoriums[2]

[1] *Box Office Pro*, August 2021
[2] *Deadline*, April 2022

ECLIPSE IMMERSIVE SCREEN

Non-Cinema Immersive Opportunities Expanding Market Opportunity As Premium Entertainment Gains Global Popularity

Theme Parks



Museums



Military Simulations





STRONG DEMAND FOR TECHNICAL SERVICES

Service Revenues Increased 39% YoY


2022
2021
$6.3M
$8.8M

- **Recurring** revenue service model
- **Outsourcing & Laser** projection installations driving demand
- Gateway to **monetize laser upgrade cycle**
- **Expanding Relationships** – Staffing up to meet demand

EXPANDING GLOBAL INFLUENCE

North America

- Market leader - securing exclusive customer relationships
- Laser upgrades accelerating

Europe

- Opportunity to grow market share
- New finishing facility in Belgium enables expedited screen delivery

Asia

- Largest cinema market in the world
- Existing presence with IMAX & new finishing facility
- China re-opening just starting, IMAX expanding in Asia

Middle East

- Repeal of 35-year commercial cinema ban in Saudi Arabia
- Expecting 300+ cinemas with 2,000+ screens to open by 2030[2]

Global Cinema Screens[1]


~44K
~46K
~111K
~15K

[1] Motion Pictures Association Annual 2021 Theme Report
[2] PWC: Cinemas in Saudi Arabia: A billion-dollar opportunity

IMAX

Global Supplier

100%

Service Coverage Across the U.S.

CINEMARK

Global Supplier

12+

Countries Worldwide

AMC

U.S. Supplier

53%

2022 Revenue Growth


IN YOUR THEATER


IN YOUR HOME
HBO max






STRONG STUDIOS

Develop, Produce, and Distribute Feature Films and Television Series for Streamers, Networks and Distributors Globally

STRONG GLOBAL ENTERTAINMENT

STRONG STUDIOS

EXPANDING STRONG ENTERTAINMENT INTO THE STREAMING UNIVERSE

- **Leverage 3rd party relationships**
  - Co-production, financing
  - Studio, networks, cinema exhibitor relationships
  - Talent, agencies, producers
- **Multiple revenue streams**
  - Production revenue
  - Producer fees
  - Backend profits
  - Licensing and merchandise
- **Measured approach to greenlighting production**
  - Pre-sales to streamers, network or distributors
  - Utilizing production tax credits from states and countries to reduce budgets
  - Maintain meaningful back-end participation on any project
- **Build a valuable library of IP and recuring revenue**

STRONG STUDIOS

- **Recognized revenue of $0.9 million from its first project, *Inside the Black Box***
- **Wrapped production of its first major series, *Safehaven*;** expected to complete post-production and deliver in 2023
- **Agreement with CBS Studios to market and produce *Shadows in the Vineyard*,** starring Judith Light and Noah Wyle
- Reacquired distribution rights and actively marketing the Michael Rapaport scripted series ***Flagrant***



STRONG STUDIO SUMMARY

Positioned to take advantage of the changing landscape of streaming and network television

Exploring new business lines including distribution, talent management, licensing & merchandising

Leverage established industry relationships to develop new theater-focused pipelines

Potential to dramatically scale through strategic acquisitions

CORPORATE INFORMATION & FINANCIALS

REVENUE GROWTH

($ in Millions)

Quarterly Revenue


$4.6
$5.8
$5.8
$9.8
$9.7
$8.8
$9.9
$11.5
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
$26.0M for full year
25% increase over 2020
$39.9M for full year
53% increase over 2021

Annual Revenue


$37.4
$20.8
$26.0
$39.9
2019
2020
2021
2022
92% Increase from 2020

STRONG GLOBAL ENTERTAINMENT

FINANCIAL SUMMARY

Revenue
2022: $39.9M
- Annual revenue grew 53% over prior year

Gross Margin
2022: 23.9%
- Reported 32.5% GM in 2019 pre-COVID

Net Income
2022: $1.7M
- Pre-Covid net income of $1.9M

Adjusted EBITDA
2022: $2.7M
- 267% increase over prior year
- Pre-COVID Adjusted EBITDA of $7M



Revenue Mix
($ in millions)
$ 16.0
$ 14.0
$ 12.0
$ 10.0
$ 8.0
$ 6.0
$ 4.0
$ 2.0
-
Screen Systems
Digital Equipment
Non-Cinema Products
Field Services
Installation Services
Other Services
Production Services
2019
2020
2021
2022



2022 Product Mix %
Production Services, 2%
Other Services, 1%
Installation Services, 5%
Field Services, 17%
Screen Systems, 32%
Non-Cinema Products, 9%
Digital Equipment, 33%

Product mix percentages rounded to nearest whole number

BALANCE SHEET

($ in Thousands)

Balance Sheet Data	Actual[1]	Pro Forma As Adjusted[2]
Cash and cash equivalents	$3,615	$5,889
Short & long-term debt	$2,672	$383
Lease obligations	$905	$5,481
Total equity	$9,204	$10,311

1. As of December 31, 2022, audited.
2. The pro forma as adjusted balance sheet data in the table above reflects (i) the Separation (as defined in the Registration Statement) and (ii) the sale and issuance by us of our Common Shares in this offering, based upon the receipt of an estimated of $2.3 million of net proceeds.

CAPITALIZATION

Pre-IPO Cap Table	
Common Shares Pre-IPO[1]	6,000,000
RSUs[2]	364,000
Stock Options[3]	156,000
Common Shares underlying Landmark Warrant[4]	150,000
Fully Diluted Common Shares	6,670,000

1. Locked up for twelve (12) months from the date of this initial public offering.
2. A total of 170,000 will vest immediately upon completion of this initial public offering, 20,000 will vest on the anniversary of the grant date, and the remaining 174,000 will vest in one-third annual installments.
3. Granted at an exercise price equal to the per-share offering price of our Common Shares in this offering that will vest in one-fifth annual installments.
4. In connection with the Strong Studios acquisition from Landmark, we have agreed to issue a warrant to purchase up to 150,000 of our Common Shares, at an exercise price equal to the per-share offering price of our Common Shares in this offering, exercisable at any time or from time to time six months from the date of the consummation of this offering and prior to the third anniversary of the date of issuance.

EXPERIENCED AND PROVEN MANAGEMENT TEAM

Kyle Cerminara, Chairman

- Co-Founder and CEO of Fundamental Global (FG)
- Former Buyside at T. Rowe Price and Highside

Mark Roberson, Chief Executive Officer

- Joined FGH in November 2018 and became CEO in April 2020
- Operational and finance experience across multiple public companies
- Formerly at EY and PWC

Todd Major, Chief Financial Officer

- Joined FGH in April 2019 and became CFO in April 2020
- Previously Senior Director of Financial & SEC Reporting at Bojangles, Inc.

Ray Boegner, President

- 37+ years at FGH; President of Strong Entertainment since 2015

David Ozer, President of Strong Studios

- Former CEO of Landmark Studio Group
- Previously with various multi-national media companies including Starz Media, RHI Entertainment, Sonar, DIC Entertainment and Sony Pictures

STRONGLY POSITIONED FOR TRANSFORMATIVE GROWTH



Blockbusters driving cinema recovery with no end in sight

Non-cinema **immersive opportunities** expanding market opportunity

Laser projection upgrade cycle a significant catalyst for screens & services

Geographic expansion opportunities in Europe, China and the Middle East

Launch of **Strong Studios** adds a complimentary new growth engine

APPENDIX

STRONG
GLOBAL ENTERTAINMENT

BASIS OF PRESENTATION AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this presentation from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data. Information that is based on estimates, forecasts, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in the section titled “Risk Factors” in our Registration Statement.

Our historical combined financial statements are prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles and are derived from FG Group Holdings Inc.’s (“FGH") consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from FGH. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), we monitor and consider EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. In addition to adjusting net income to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes share-based compensation, impairment charges, fair value adjustments, severance, foreign currency transaction gains (losses), gains on insurance recoveries, certain tax credits and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

EBITDA & ADJUSTED EBITDA RECONCILIATION TABLE

	Years Ended December 31,			
	2022	2021	2020	2019
Net income	$ 1,700	$ 821	$ 1,445	$ 1,893
Interest expense	134	107	112	139
Income tax expense (benefit)	535	360	(74)	1,864
Depreciation and amortization	697	906	870	896
EBITDA	3,066	2,194	2,353	4,792
Stock-based compensation	123	175	232	213
Loss on disposal of assets and impairment charges	-	-	33	69
Foreign currency transaction (gain) loss	(528)	65	292	288
Gain on property and casualty and business interruption insurance recoveries	-	(148)	(3,107)	(1,235)
Employee retention credit	-	(1,576)	-	-
Fair value adjustment to notes receivable	-	-	-	2,857
Severance and other	-	15	78	-
Adjusted EBITDA	$ 2,661	$ 725	$ (119)	$ 6,984

STRONG GLOBAL ENTERTAINMENT